                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                     FORM 10

                   GENERAL FORM FOR REGISTRATION OF SECURITIES

     PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

                     American Natural Foods Marketing, Inc.
--------------------------------------------------------------------------------
              (Exact name of registrant as specified in its charter)
Oregon                                                82-0381904
--------------------------------------------------------------------------------
(State or other jurisdiction of         (I.R.S. Employer Identification No.)
incorporation or organization)

9640 S.W. Sunshine Court #G700              Beaverton, Oregon  97005
--------------------------------------------------------------------------------
(Address of principal executive offices)               (Zip Code)


Registrant's telephone number, including area code     (503) 643-4899
                                                   -----------------------------

Securities to be registered pursuant to Section 12(b) of the Act:
          Title of each class                Name of each exchange on which
          to be so registered                each class is to be registered


------------------------------               -----------------------------------

------------------------------               -----------------------------------

Securities to be registered Pursuant to Section 12(g) of the Act:

                                  Common Stock
--------------------------------------------------------------------------------
                                (Title of class)


--------------------------------------------------------------------------------
                                (Title of class)

                                TABLE OF CONTENTS


                                                                            Page

Item 1.   Business . . . . . . . . . . . . . . . . . . . . . . . . . . . .   1

Item 2.   Financial Information. . . . . . . . . . . . . . . . . . . . . .   8

Item 3.   Properties . . . . . . . . . . . . . . . . . . . . . . . . . . .   8

Item 4.   Security Ownership of Certain Beneficial Owners
          and Management . . . . . . . . . . . . . . . . . . . . . . . . .   9

Item 5.   Directors and Executive Officers . . . . . . . . . . . . . . . .   10

Item 6.   Executive Compensation . . . . . . . . . . . . . . . . . . . . .   11

Item 7.   Certain Relationships and Related Transactions . . . . . . . . .   11

Item 8.   Legal Proceedings. . . . . . . . . . . . . . . . . . . . . . . .   11

Item 9.   Market Price of and Dividends on the Registrant's Common
          Equity and Related Stockholder Matters . . . . . . . . . . . . .   12

Item 10.  Recent Sales of Unregistered Securities. . . . . . . . . . . . .   12

Item 11.  Description of Registrant's Securities to be Registered. . . . .   12

Item 12.  Indemnification of Directors and Officers. . . . . . . . . . . .   13

Item 13.  Management's Discussion and Analysis of Financial Statements . .   13

Item 14.  Changes in and Disagreements with Accountants on
          Accounting Financial Disclosure. . . . . . . . . . . . . . . . .   14

Item 15.  Financial Statements and Exhibits. . . . . . . . . . . . . . . .   14

Signatures . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .   15

ITEM 1.   BUSINESS

American Natural Foods Marketing, Inc. (the Company) was originally incorporated as an Oregon corporation on November 23, 1982 under the name of Aqua Tunnel, Inc. After several involuntary dissolutions and subsequent reinstatements, the Company was most recently reinstated in good standing on December 22, 1994 as American Natural Foods Marketing, Inc. having changed to this name by amendment on July 29, 1988. Prior to the acquisition of Interpac International, Inc. as a wholly-owned subsidiary on May 23, 1996, the Company was not actively engaged in any trade or business.

On May 23, 1996, the Company acquired all of the outstanding stock of Interpac International, Inc.. The Company, through its wholly-owned subsidiary, plans to process certain varieties of seafood produced in Southeast Asia using available land based facilities as well as sea-going vessels and sell its product in the Japanese, US and European markets. The planned principal operations of the Company have not yet commenced.

Reference in this filing to "Company" includes the Registrant and its wholly-owned subsidiary.

The Company is currently in the development stage.

The Company's wholly owned subsidiary, Interpac International, Inc., ("Interpac") was organized in June, 1993 to provide production technology and marketing services to the seafood industry.

Interpac's early business development activities included researching opportunities to purchase and process seafood products, principally prawns, in Southeast Asian seafood producing countries such as the Philippines and Vietnam for marketing in the U.S., Japan and Europe.

In July, 1996 Interpac entered into a preliminary agreement with a Vietnamese state owned company herein after referred to as "Vietco".

Vietco is committed to modernize and enhance Vietnam's commercial prawn industry. Goals include increasing prawn farm yields, improving production quality and maximizing global market share and product export value. Interpac has agreed to enter into a 15 year cooperative contract with Vietco to assist in achieving such goals. Significant deal points agreed upon are summarized as follows:

- Vietco has agreed to secure and supply, on a best efforts basis, raw material necessary to yield 20,000 metric tons of deliverable prawn products per year.

- Vietco has agreed to make available to Interpac three existing land based processing plants at two locations in Vietnam to initiate this project. Interpac has agreed to provide facility design services to modernize plant processing methods and equipment so that the plants meet health standards prescribed by regulatory authorities of various countries such as the United States Department of Agriculture (USDA), Japan's Ministry of Health and Welfare (MHW) and International Standards Organization (ISO 9000) accepted in Europe. The plants are to be designed to produce sufficient finished prawn product to meet targeted production goals (initially estimated at 20,000 metric tons per year). Vietco is to provide operating labor, utilities, logistic support and necessary permits and approvals.

- Interpac has agreed to assist in the design of harvesting methods and transportation of prawns from growing areas to the processing plants and refrigerated storage units.

- Interpac has agreed to research, investigate and provide recommendations to increase prawn farm production and assist with implementation of biological and environmental controls to maintain production levels and quality standards.

- Interpac has agreed to provide training to production and management personnel in modern processing methods and technology including plant and equipment maintenance. Training is to be updated as technological changes become available.

- Interpac has agreed to provide technology and implement a farming and processing program to raise tilapia fish in Vietnam using U.S. hybrid tilapia to initiate such a program. The tilapia fish project is to provide a supplemental source of seafood product in the event prawn resources fall below levels necessary to maintain an economically viable level of production.

- Subject to financing guarantees by the Vietcom Bank, Interpac has tentatively agreed to purchase, install and maintain required processing equipment and has agreed to arrange financing for such equipment requirements.

- Interpac has agreed to assist Vietco in preparing a project feasibility study required by Vietnamese law.

- Interpac will have the exclusive rights to market all production from the designated plants under terms mutually agreed upon.

A separate marketing agreement is to be entered into by Interpac and Vietco.

Interpac is currently in the process of completing final agreements with Vietco including the following:

-    The financial agreement
-    An exclusive world-wide marketing agreement
-    A technical support agreement
-    A production and management agreement
-    The feasibility study contract

Interpac will proceed with its requirements under such agreements upon receipt of certain documents and representations from various Vietnamese governmental agencies including an equipment financing guarantee by Vietnam, permits, approvals and tax rulings.

Interpac has also obtained a non-exclusive short term agreement to market on a sales commission basis, several varieties of seafood presently being produced in Vietnam. This short term agreement provides the company with the opportunity to generate early revenues pending completion of arrangements relating to the long term project in Vietnam.


MARKETS

The major markets for prawns and shrimp are Japan, the United States and Western Europe, which consume over 30% of the world production of tropical shrimp. The Japanese and U.S. shrimp import markets are estimated at $4 - $5 billion annually. The LMR Shrimp Market Report published by LMR Fisheries Research indicates that shrimp imports to the U.S. averaged approximately 485 million pounds annually for the years 1992 through 1996. Japan shrimp imports ranged approximately 530 million pounds during comparable periods. Tropical shrimps (prawns) accounted for 83% of total world catches during the 1980's of which only about 10% was produced by aqua culture (prawn farming) methods.

Countries which produce major quantities of shrimp have increased prawn farming efforts to compensate for the global decline in ocean catches. The combination of increased world demand for prawns and ocean catch shrinkage creates a vast opportunity for prawn farm producers.

Tropical shrimp production increased at an annual rate of about 5% from the mid 1980's largely due to the success of the aqua culture industry which now accounts for 25% of world-wide shrimp and prawn production. However, major areas of the aqua culture industry such as China and Taiwan have suffered production set-backs due to environment pollution and disease. Other major producers such as Thailand, Bangladesh and India are also experiencing such set backs.

ANFM, with its leading technology and farm and factory format believes that it will overcome such problems which were caused to a great extent, by lack of knowledge of intensive farming. The Company plans to provide one of the best alternatives to keep the supply of tropical prawns in step with demand.

Vietnam is a major supplier of prawns to Japan and is beginning to ship to the U.S. and European markets. Its current methods are outmoded and the country is seeking ways and means to improve its farming and production technology. The country is not wealthy and is vigorously seeking to increase export earnings.

Under current methods in countries such as the Philippines and Vietnam it is not uncommon that spoilage may take 15 - 50% of the total harvest. Spoilage may be due to problems with transportation logistics, electrical power outages and shortages of water. The Company's farming technology and production design techniques should reduce such spoilage factor substantially.

The Company plans to initially operate out of Minh Hai province, the southern most part of Vietnam. The vast undeveloped waterways in this area make for a resource that has vast potential to raise more prawns and other seafood products.

When the aforementioned agreements are in place, the Company expects to be able to assist Vietnam in achieving its economic goals and to also benefit economically from revenues it expects to derive under its 15 year preliminary agreement with the Vietnamese.


PLAN OF OPERATION

The Company's business development plan includes the goal of becoming operational in 1997. To achieve this goal the Company intends to concentrate its efforts in Vietnam to develop its initial revenue base. The company plans to generate early revenues by taking immediate steps necessary to implement a program to market (under its short term non-exclusive agreement) seafood products presently being produced in Vietnam. The company expects to receive prices which will enable it to compete favorably in major market places such as the US and Europe. The company also plans to finalize its longer term cooperative contractual arrangements with Vietco in order to accomplish the following:

a) Secure a 15 year raw prawn supply commitment to provide a production yield of 20,000 metric tons of finished product annually.

b) Grant the Company exclusive access to plants requiring modernization with which the Company can establish a base of operations in Vietnam.

c) Secure government guarantees to allow the Company to obtain financing for the acquisition, purchase, and installation of prawn processing and plant equipment in its Vietnam projects.

d) Secure the exclusive world-wide rights to market and distribute seafoods produced by the Vietnam processing plants designated.

The Company is discussing this project with equipment suppliers who have expressed a preliminary interest in supplying equipment to the Vietnam processing plants. Cost of modernization and improvements of the Vietnam processing plants is to be determined when engineering studies and redesign have been completed and final contracts are in place. Management believes that cost estimates for contemplated plant modernization and improvements should be less than $10 million. The Company expects that processing plant upgrading will be accomplished so that plants will be fully operational by no later than the third quarter of 1997, of course, subject to obtaining financing satisfactory to the Company.

The Company is exploring various alternatives of financing the cost of plant equipment and installation including the possibility of supplier financing, lease financing, world trade and other financing methods.

The Company has approached several marketing and distribution firms who have expressed preliminary interest in working with the Company. ANFM plans to continue its efforts to enter into agreements with marketing and distribution concerns to support the Company's marketing goals.

The Company's business development plan also includes exploring opportunities to add value to seafood products by breading and pre-cooking prawns in conjunction with the planned processing operations.

The Company plans to explore seafood business possibilities in the Philippines including the feasibility of operating a processing ship upon establishing its operations in Vietnam.

The Company will need to raise additional operating capital to satisfy its obligations and to fund other operating expenses of the business and plans to explore various alternatives to secure such capital including the possibility of investor equity financing.

The Company has engaged the services of four management level personnel who are active in the company's business development stage. The company plans to hire additional management and support personnel when deemed appropriate. In the interim the company plans to contract the services of technicians and others on an "outsourcing" basis.


COMPETITION

The Company faces potential competition from numerous, well established competitors possessing substantially greater financial, marketing personnel and other resources than the Company. It can be expected that the Company will be subject to increasing competition from companies whose products or marketing strategies address the needs of the industry.

FOREIGN IMPORTERS & BROKERS OPERATING IN THE UNITED STATES

1. OCEAN GARDEN PRODUCTS. This is a quasi-governmental agency sponsored by the Government of Mexico. It markets prawns in the US market and indicates it is currently selling in excess of $300 million of its products annually. It has the same problem that any other competitor has - quality, quantity, availability and stability of supply. Mexico normally has good sources of supply. During the fall of 1995, however, Mexico had a large portion of its crop destroyed by hurricanes in the Gulf of Mexico.

2.   INTERNATIONAL MARINE PRODUCTS.   This is a Japanese corporation
     headquartered in Tokyo. It has US operations set up in Los Angeles. It wholesaled fresh and frozen seafood in the US market and posted sales of $27.2 million in 1994. IMP's sales reportedly have grown 67% the past five years.

3. NICHIREI FOODS AMERICA INC. This is a subsidiary of Nichirei Corporation of Japan. Located in Renton, WA., they reported $50+ million in sales last year in frozen and prepared seafood. The parent company is one of the
     chief importers of prawns into the Japanese market.   Nichirei Foods
     America has grown substantially in the past five years, has gone from 50 employees to over 275 employees in that time period.

4. HOKO AMERICA CO., LTD., is a subsidiary of Hoko Fishing Co. of Japan. Hoko America is located in Seattle and exports fresh fish to Japan. It only reported $800,000 in sales last year; however, it is only a 3 man operation. Its Japanese parent is among the leading prawn importers into the Japanese market.

5. FISHERY PRODUCTS INTERNATIONAL. This is a subsidiary of FPI Limited headquartered in New Foundland. It also owns Clouston Food Groups. FPI and Clouston are major suppliers of prawns and other value-added products in the US. FPI has achieved modest growth of 12% , over the past 3 years, and reports annual sales at $429 million dollars. FPI America is headquartered in Danvers, MA and employs over 471 people in locations throughout the US.


US IMPORTERS & BROKERS

     NOTE:  US IMPORTERS & BROKERS VARY IN SIZE AND SCOPE.

1. AQUASTAR INC. Aquastar is headquartered in Seattle, WA., and until this year was a subsidiary of BP Nutrition. This year they are expected to do $140 million in sales, much of which will be shrimp products. Aquastar is a major US supplier of value-added and frozen products. This is the type of company that might buy prawns and value-added product from ANFM.

2. KING & PRINCE SEAFOOD CORPORATION, located in Brunswick, GA., King & Prince processes and wholesales frozen seafood products. 1996 sales are expected to be $93.2 million operating from a single factory location.
     They ship only prepared frozen (value-added) products. King & Prince is an operation that could buy product from ANFM, however, logistical problems could cause the shipping costs to shift above an economically viable level.

3. HALEY CALEB & COMPANY, INC. Declining sales have plagued Haley Caleb over the past five years. Haley Caleb is a wholesaler of fresh and frozen unpackaged seafood. It could be a potential outlet for ANFM frozen, headless prawns. Haley Caleb posted $47.2 million in 1995 sales down 5% from 1992 sales of $49.7 million.

4. ZALOOM BROS. CO. OF NEW JERSEY, INC. Zaloom Brothers is a wholesaler of a variety of food products, including frozen, prepared shrimp. A 10% decline in sales, from $30 million to $27 million over the past 3 years, has forced the company to cut employees and expenses. However, ANFM could sell value-added and fresh frozen prawns to the Zaloom Brothers.

5. BANNER BEEF & SEAFOOD CO., INC. Located in Miami, FL., Banner's primary business is quick frozen and cold-pack shrimp. Declining regional shrimp production has caused a decline in Banner's business which suffered a 20% loss in sales, $14.7 million to $11.7 million, from 1992 to 1994. Projections for 1995 called for an 8% increase in sales. Banner is in need of secure product availability. ANFM could supply them with fresh frozen product.

6. AMBASSADOR SEAFOODS, INC. Ambassador is a small wholesaler and importer of packaged, frozen seafood located in Miami. It has posted $5 million in sales each year for the past five years. ANFM could offer Ambassador an opportunity to expand its import business.

The Company's technology and products are subjected to the requirements of governmental regulations in various countries in which the Company intends to conduct business including the United States Department of Agriculture (USDA), Japan's Ministry of Health and Welfare (MHW) and the International Standards Organization (ISO 9000).


ITEM 2.   FINANCIAL INFORMATION

Prior to the acquisition of Interpac International, Inc. as a wholly owned subsidiary on May 23, 1996, the Company was not actively engaged in any trade or business over the preceding five years.

Therefore financial information prior to 1996 has not been presented herein.
The Company commenced development stage activities in 1996, which have consisted primarily of researching opportunities to purchase and process seafood products, principally prawns, obtaining a preliminary agreement with a Vietnamese state owned company, assembling a management team and raising capital.


                                                            September 30, 1996

Revenue for the nine months ended September 30, 1996                -0-

Net loss for nine months ended September 30, 1996                ($ 46,158)
     (principally development stage operating expenses)

Net loss per share                                                   (.004)

Total Assets                                                      $712,312

Long-term debt                                                    $  25,000


In May, 1996 the Company acquired all of the outstanding stock of Interpac International, Inc. in exchange for 12,049,500 shares of Class A common stock valued at $0.06 per share. This non-cash financing transaction was valued at $722,970.

The Company also raised $35,500 through the issuance of $25,000 in debt obligations and $10,500 pursuant to the issuance of 35,000,000 of its common shares (reduced to 175,000 shares by the 200:1 reverse stock split in June, 1996).

See Item 13, "Management's Discussion and Analysis of Financial Statements" for further information.


ITEM 3.   PROPERTIES

The Company is headquartered in a 1,000 square foot rented office space in Beaverton, Oregon. The Company's current administrative offices are considered adequate to serve the Company's foreseeable needs. It has no other significant property holdings.

ITEM 4.   SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

The following table sets forth, as of the date hereof certain information with respect to the beneficial ownership of common stock of the Company, by each person known by the Company to own beneficially, more than five percent of the Company's common stock, by each Executive Officer and Director and by all Officers and Directors as a group. Unless otherwise indicated, all persons have sole voting and investment powers over such shares, subject to community property laws.

                                                       Amount and
                                                       Nature of
Title of            Name and Address                   Beneficial            Percent
Class               of Beneficial Owner                Ownership             of Class
-----               -------------------                ---------             --------
Common              Ragnar Lovoll,                      2,890,000             23.5%
                    President and
                    Chairman of the Board (A)

Common              Harald Kvalo                        2,450,000             19.9%
                    Vice President and Director (A)

Common              James McKenzie                      1,200,000             09.8%
                    Secretary, CFO and Director (A)

Common              All Directors                       6,540,000             53.2%
                    and Officers as
                    a group (3 persons)

(A)  The address of Messrs. Lovoll, Kvalo and McKenzie is:
     c/o American Natural Foods Marketing, Inc.
     9640 SW Sunshine Court #G700
     Beaverton, Oregon  97005

ITEM 5.   DIRECTORS AND EXECUTIVE OFFICERS

     The Directors and Executive officers of the Company, their respective ages and positions with the Company as of the date hereof are as follows:

Name                          Age                      Position
----                          ---                      --------

Ragnar Lovoll                 57                       President and
                                                       Chairman of
                                                       the Board of Directors

Harald Kvalo                  58                       Vice-President
                                                       and Director

James McKenzie                54                       Secretary, Chief
                                                       Financial Officer
                                                       and Director

     Each director serves until the next annual meeting of shareholders and until his successor is duly elected and qualified. Officers serve at the discretion of the Board of Directors.

RAGNAR LOVOLL is a co-founder of Interpac International, Inc., the Company's wholly-owned subsidiary and has been its President, acting Chief Executive Officer and Chairman of the Board since it was established in June, 1993.
   Mr. Lovoll also has served as President, Acting Chief Executive Officer and Chairman of the Board of the Company since it acquired Interpac. Prior to joining Interpac, Mr. Lovoll served as consultant to the seafood industry, completing projects in prawn research in the Philippines and the Hawaiian Islands. In addition, he has done engineering projects and been involved with fish processing companies in the Pacific Northwest. Mr. Lovoll has a MS Mechanical Engineering from the Institute of Technology, Gotherburg, Sweden. He immigrated to the U.S. from Norway in 1969 and has over 25 years experience in marine and aqua culture industries.

HARALD KVALO is a co-founder of Interpac and has served as its Vice-President and Director since it was established in June, 1993. He also has served as Vice-President and Director of the Company since it acquired Interpac. Mr. Kvalo has been a master of fishing trawlers in the North and South Pacific since 1987 and served as master of various ultra large crude carriers (ULCC's) in the Alaska to Panama oil transfer from 1981 to 1987. Mr. Kvalo is a graduate of Maritime Colleges in Kristiansund and Trondheim, Norway.

JAMES MCKENZIE has served as Secretary, Chief Financial Officer and Director of the Company since its inception. He is the founder and has served as President, CEO and Director of CUI Stack, Inc., since 1989. CUI Stack is an importer / exporter of electronic goods bought and sold in the Pacific Rim. Mr. McKenzie has a Master's degree in Business Administration from the University of Chicago.

ITEM 6.   EXECUTIVE COMPENSATION


                           SUMMARY COMPENSATION TABLE

                                        Annual Compensation         Long-Term Compensation
                                                                      Awards       Payouts

                                                                           Securities
                                                          Other              Under-
                                                         Annual  Restricted   Lying             All Other
Name and Principal                                       Compen-    Stock   Options/    LTIP     Compen-
    Position                Year     Salary     Bonus    sation    Awards     SARs     Payouts   sation
                                       ($)       ($)       ($)       ($)       (#)       ($)       ($)
       (a)                   (b)       (c)       (d)       (e)       (f)       (g)       (h)       (i)
---------------------------------------------------------------------------------------------------------
Mr. Ragnar Lovoll,
President and CEO           1995        0         0         0         0         0         0         0

                            1994        0         0         0         0         0         0         0

                            1993        0         0         0         0         0         0         0


Mr. Ragnar Lovoll's current salary is $4,000 per month and only due and paid when sufficient cash is available.

Officers of the Company contributed substantial management services to the Company since its inception without compensation. No officer of the Company received more than $100,000 in compensation in any fiscal year.

The Company plans to enter into employment agreements with key members of management when the Board of Directors deems it feasible. Such employment agreements will include market-rate salaries, profit achievement incentive bonuses, stock options and other benefits common to executive compensation arrangements.

Members of the Board of Directors have received $2,000 each as compensation to date. Directors fees may be paid in the future.


ITEM 7.   CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

None

ITEM 8.   LEGAL PROCEEDINGS

There are no pending or threatened legal proceedings against the Company.

ITEM 9.   MARKET PRICE OF AND DIVIDENDS ON THE REGISTRANTS COMMON
          EQUITY AND RELATED STOCKHOLDERS MATTERS

The Company has not paid, nor declared, any dividends since its inception. The principal United States market for the Company's common stock is the OTC Bulletin Board. The following is the high and low bid information for such common stock:



1995           1st qtr        2nd qtr        3rd qtr        4th qtr
----           -------        -------        -------        -------
               $.50           $.50           $.50           $.50
               (Both high and low bid was $.50)


1996           1st qtr        2nd qtr        3rd qtr        4th qtr
----           -------        -------        -------        -------
Low Bid        $.50           $.50           $.75           $5.25
High Bid       $.50           $.50           $6.375         $6.969


ITEM 10.  RECENT SALES OF UNREGISTERED SECURITIES

From June 1994 to May 1996, the Company sold 87,500 shares of its common stock for an aggregate of $87,500 to nine purchasers, some of whom were existing shareholders of the Company. The Company relied on the exemption from registration provided by Section 4(2) of the Securities Act of 1933.

On May, 15, 1996, the Company sold 35,000,000 shares of its common stock for $10,500 pursuant to Regulation D Rule 504. The shares were sold directly by the Company without an underwriter. The shares were sold to Ice America, S.A., a non-affiliate.

In June 1996, the Board of Directors approved a 200:1 reverse stock split which resulted in the shares sold as described to be reduced to 175,000 shares.


ITEM 11.  DESCRIPTION OF REGISTRANT'S SECURITIES TO BE REGISTERED

The Company is authorized to issue 50,000,000 shares of common stock, no par value. There are 12,299,478 shares issued and outstanding. Holders of common stock have no preemptive rights and have no liability for further calls or assessments on their shares. The shares of common stock are not subject to repurchase by the Company or conversion into any other securities. All outstanding shares of common stock are fully paid and non-assessable. Each share of common stock is entitled to one vote per share on all matters voted on by shareholders, without any right to cumulate their votes.

Holders of common stock are entitled to receive such dividends as may be declared by the Board of Directors out of funds legally available therefore and, upon the liquidation, dissolution or winding up of the Company, are entitled to share ratably in all net assets available for distribution to such holders after satisfaction of all obligations of the Company.

Prior to its acquisition by the Company, Interpac International, Inc. had issued Common Stock Purchase Warrants to certain of its shareholders. When originally issued, each Warrant entitled the holder to purchase one share of Interpac common stock at $.50 per share. As part of the acquisition of Interpac by the Company, the Board of Directors of the Company has stated that each outstanding Warrant now entitles the holder to purchase one share of common stock of the Company at $1.00 per share. As of February 1, 1997, there are warrants outstanding to purchase up to 223,500 shares of common stock with expiration dates beginning July 1, 1997 and ending May 22, 1999. No officer, director or controlling shareholder of the Company holds any warrants.


ITEM 12.  INDEMNIFICATION OF DIRECTORS AND OFFICERS

The Company will indemnify to the fullest extent not prohibited by law any person who was or is a party or is threatened to be made a party to any proceeding (as hereinafter defined) against all expenses (including attorney's fees), judgments, fines, and amounts paid in settlement actually and reasonably incurred by the person in connection with such proceeding.

No director of the Company will be personally liable to the Company or its shareholders for monetary damages for conduct as a director; provided that this will not eliminate the liability of a director for any act or omission for which sum elimination of liability is not permitted under the Oregon Business Corporation Act. No amendment to the Oregon Business Corporation Act that further limits the acts or omissions for which elimination of liability is permitted will affect the liability of a director for any act or omission which occurs prior to the effective date of such amendment.

Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to officers and directors of the Company pursuant to the provisions of the Company's Articles of Incorporation, the Company has been informed that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act of 1933 and is therefore unenforceable.

ITEM 13.  MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL STATEMENTS

The Company is presently concentrating its efforts on developing business opportunities in the seafood industry, principally the purchasing and processing of prawns in Southeast Asian seafood producing countries such as Vietnam and the Philippines for marketing in the U.S., Japan and Europe.

In July 1996 the Company, through its wholly owned subsidiary Interpac International, Inc. ("Interpac") entered into a preliminary agreement with a Vietnamese state owned company. In summary, Interpac has agreed to provide technological and management services including operating and marketing and to arrange certain financing in exchange for a 15 year raw material and processing facilities commitment including related exclusive world-wide rights to market processed prawn products. (See "Plan of Operation" under Item 1. "Business".)

One of the primary business goals of the Company's management team is to focus on completing arrangements with the Vietnamese state owned company in order to become operational by mid 1997.

The Company will need to arrange financing and additional operating capital to satisfy its obligations under its agreement with the Vietnamese state owned company and to fund other operating expenses of the business. The Company is exploring various alternatives of financing the Vietnamese project and will also continue its efforts to raise capital to fund its operations, including private placements of its common stock. However, there is no assurance that such efforts will be successful.


ITEM 14. CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING FINANCIAL DISCLOSURE

The Company engaged J. Paul Kenote, CPA, P.C. as its independent auditors to audit the Company's consolidated financial statements for the nine months ended September 30, 1996.

For the five fiscal years prior to January 1, 1996 the Company was inactive and had no reportable activity. Therefore financial statements for periods prior to January 1, 1996 are omitted.

ITEM 15.  FINANCIAL STATEMENTS AND EXHIBITS

INDEX TO FINANCIAL STATEMENTS

   Report of independent auditor . . . . . . . . . . . . . . . . . . . . .

   Consolidated Balance Sheet as of September 30, 1996 . . . . . . . . . .

   Consolidated Statements of Income and Retained Earnings
      for the nine months ended September 30, 1996 . . . . . . . . . . . .

   Consolidated Statements of Cash Flows
      for the nine months ended September 30, 1996 . . . . . . . . . . . .

   Notes to Consolidated Financial Statements
      for the nine months ended September 30, 1996 . . . . . . . . . . . .

EXHIBIT INDEX

   EXHIBIT NUMBER        DESCRIPTION

      2.1           Asset Acquisition Agreement dated May 23, 1996

      2.2           Agreement of Merger (to be provided by amendment)

      3 (i)         Articles of Incorporation and Amendments

      3 (ii)        Bylaws

      4.1           Specimen Stock Certificate

      4.2           Common Stock Purchase Warrant

      10.1          Preliminary Vietnamese Agreement dated
                    July 18, 1996


                                   SIGNATURES

Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the Registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized.

      American Natural Foods Marketing, Inc.

Date:   February 20, 1997
     -------------------------

By:  /s/ Harald A. Kvalo
   -------------------------------------
   Vice-President

                     AMERICAN NATURAL FOODS MARKETING, INC.
                                 AND SUBSIDIARY
                          (A DEVELOPMENT STAGE COMPANY)

                        CONSOLIDATED FINANCIAL STATEMENTS

                               SEPTEMBER 30, 1996

                     AMERICAN NATURAL FOODS MARKETING, INC.
                                 AND SUBSIDIARY
                         (A DEVELOPMENT STAGE COMPANY)

                              FINANCIAL STATEMENTS

                               SEPTEMBER 30, 1996



                                    CONTENTS


                                                                           PAGE

Independent Accountant's Report                                              3

Consolidated Balance Sheet                                                   4

Consolidated Statement of Operations                                         5

Consolidated Statement of Changes in Stockholders' Equity                    6

Consolidated Statement of Cash Flows                                         7

Notes to Consolidated Financial Statement                                  8-11

                                [LETTERHEAD]

                          INDEPENDENT AUDITOR'S REPORT



To the Board of Directors
American Natural Foods Marketing, Inc. and Subsidiary
Beaverton, Oregon


We have audited the accompanying consolidated balance sheets of American Natural Foods Marketing, Inc. and Subsidiary (A Development Stage Company) as of September 30, 1996 and the related consolidated statements of operations, changes in stockholders' equity and cash flows for the nine months then ended. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the financial statements based on our audit.

We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of American Natural Foods Marketing, Inc. and Subsidiary (A Development Stage Company) at September 30, 1996 and the consolidated results of operations, changes in stockholders' equity and cash flows for the nine months then ended in conformity with generally accepted accounting principles.




/s/J. Paul Kenote, CPA, P.C.

J. PAUL KENOTE, CPA, P.C.
Portland, Oregon

December 20, 1996

              AMERICAN NATURAL FOODS MARKETING, INC. AND SUBSIDIARY
                          (A DEVELOPMENT STAGE COMPANY)

                           CONSOLIDATED BALANCE SHEET

                               SEPTEMBER 30, 1996

                                     ASSETS

CURRENT ASSETS
   Cash                                                              $9,990
                                                                   --------
                                                                      9,990
                                                                   --------

FURNITURE AND EQUIPMENT
   Furniture and equipment                                              800
   Less accumulated depreciation                                         22
                                                                   --------
                                                                        778
                                                                   --------

OTHER ASSETS
   Goodwill, note 2                                                 660,414
   Deferred tax benefit, note 5                                      41,130
                                                                   --------
                                                                    701,544
                                                                   --------
                                                                   $712,312
                                                                   --------
                                                                   --------

                      LIABILITIES AND STOCKHOLDERS' EQUITY

CURRENT LIABILITIES                                                  $  -
                                                                   --------

LONG-TERM DEBT, NOTE 4                                               25,000
                                                                   --------
STOCKHOLDERS' EQUITY:
   Preferred stock, no par value, 10,000,000 shares
     authorized; none issued                                            -
   Common stock, no par value, 50,000,000 shares
     authorized; 12,299,478 issued and outstanding                  733,470
   Deficit accumulated during development stage                     (46,158)
                                                                   --------
                                                                    687,312
                                                                   --------
                                                                   $712,312
                                                                   --------
                                                                   --------

  The accompanying notes are an integral part of these financial statements

              AMERICAN NATURAL FOODS MARKETING, INC. AND SUBSIDIARY
                          (A DEVELOPMENT STAGE COMPANY)

                      CONSOLIDATED STATEMENT OF OPERATIONS

                  FOR THE NINE MONTHS ENDED SEPTEMBER 30, 1996


REVENUES                                                             $  -
                                                                   --------
OPERATING EXPENSES:
   Consulting fees                                                   19,800
   Professional fees                                                 10,600
   Travel expenses                                                   41,593
   Office supplies and expense                                        2,843
   Depreciation                                                          22
                                                                   --------
LOSS FROM OPERATIONS BEFORE INCOME TAX BENEFIT                      (74,858)

INCOME TAX BENEFIT - DEFERRED, NOTE 5                                28,700
                                                                   --------
NET LOSS                                                           ($46,158)
                                                                   --------
                                                                   --------
PRIMARY NET LOSS PER SHARE, NOTE 6                                  ($0.003)
                                                                   --------
                                                                   --------



   The accompanying notes are an integral part of these financial statements.

              AMERICAN NATURAL FOODS MARKETING, INC. AND SUBSIDIARY
                          (A DEVELOPMENT STAGE COMPANY)

            CONSOLIDATED STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY

                  FOR THE NINE MONTHS ENDED SEPTEMBER 30, 1996




                                                                                                    DEFICIT
                                                CLASS A                          CLASS A          ACCUMULATED
                                            PREFERRED STOCK                   COMMON STOCK          DURING
                                        ----------------------           ----------------------   DEVELOPMENT        TOTAL
                                        NUMBER          AMOUNT           NUMBER          AMOUNT      STAGE          EQUITY
                                        ------          ------         ----------      ---------- -----------      --------
BALANCE AT JANUARY 1, 1996                   0              $0         14,986,250            $0          $0             $0

Stock issued on May 15, 1996                                           35,000,000        10,500                     10,500

Reverse stock split (1 for 200)
  on June 11, 1996 effecting
  shareholders of record on
  May 15, 1996                                                        (49,736,272)

Acquisition of all of the
  outstanding stock of
  Interpac International, Inc.
  on May 23, 1996                                                      12,049,500       722,970                    722,970

Net loss for the nine months
  ended September 30, 1996                                                                          (46,158)       (46,158)
                                        ------          ------         ----------      ---------- -----------      --------

BALANCE AT SEPTEMBER 30, 1996                0              $0         12,299,478      $733,470    ($46,158)      $687,312
                                        ------          ------         ----------      ---------- -----------      --------
                                        ------          ------         ----------      ---------- -----------      --------



   The accompanying notes are an integral part of these financial statements.

              AMERICAN NATURAL FOODS MARKETING, INC. AND SUBSIDIARY
                          (A DEVELOPMENT STAGE COMPANY)

                      CONSOLIDATED STATEMENT OF CASH FLOWS

                  FOR THE NINE MONTHS ENDED SEPTEMBER 30, 1996


CASH FLOWS FROM OPERATING ACTIVITIES:
   Net loss                                                        ($46,158)
   Adjustments to reconcile net loss to net cash used
       in operating activities:
     Depreciation                                                        22

     Changes in assets and liabilities:
       Deferred tax benefit                                         (28,700)
                                                                   --------
         Cash used in operations                                    (74,836)
                                                                   --------
CASH FLOWS FROM INVESTING ACTIVITIES:
   Acquisition of subsidiary assets, net of liabilities              50,126
   Acquisition of equipment                                            (800)
                                                                    -------
     Cash provided by investing activities                           49,326
                                                                   --------
CASH FLOWS FROM FINANCING ACTIVITIES:
   Proceeds received from short-term borrowing                       25,000
   Proceeds received pursuant to stock sale                          10,500
                                                                   --------
     Cash provided by financing activities                           35,500
                                                                   --------
NET INCREASE IN CASH                                                 $9,990
                                                                   --------
                                                                   --------
SUPPLEMENTARY DISCLOSURES OF CASH FLOW INFORMATION:
   Cash paid during the year for
    Interest                                                       $    -
                                                                   --------
                                                                   --------
    Income tax                                                     $    -
                                                                   --------
                                                                   --------
SUPPLEMENTARY SCHEDULE OF NONCASH FINANCING TRANSACTIONS:
   Acquisition of all of the outstanding stock of Interpac
    International, Inc. in exchange for 12,049,500 shares of
    class A common stock valued at $0.06 per share, note 2         $722,970
                                                                   --------
                                                                   --------



   The accompanying notes are an integral part of these financial statements.

              AMERICAN NATURAL FOODS MARKETING, INC. AND SUBSIDIARY
                          (A DEVELOPMENT STAGE COMPANY)


                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                               SEPTEMBER 30, 1996


NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES AND DESCRIPTION OF BUSINESS:

  LINE OF BUSINESS
    American Natural Foods Marketing, Inc. (the Company) was originally incorporated as an Oregon corporation on November 23, 1982 under the name of Aqua Tunnel, Inc. After several involuntary dissolutions and subsequent reinstatements, the Company was most recently reinstated in good standing on December 22, 1994 as American Natural Foods Marketing, Inc. having changed to this name by amendment on July 19, 1988. Prior to the acquisition of Interpac International, Inc. as a wholly-owned subsidiary on May 23, 1996, the Company was not activily engaged in any trade or business.

    On May 23, 1996, the Company acquired all of the outstanding stock of Interpac International, Inc. The Company, through its wholly-owned subsidiary, plans to process certain varieties of seafood produced in Southeast Asia using available land based facilities as well as sea-going vessels and sell its product in the Japanese, US and European markets. The planned principle operations of the Company have not yet commenced.

  PRINCIPLES OF CONSOLIDATION
    The consolidated financial statements include the accounts of American
      Natural Foods Marketing, Inc. and Interpac International, Inc., its newly acquired wholly-owned subsidiary. All material intercompany accounts and transactions have been eliminated in consolidation.

  USE OF ESTIMATES
    The preparation of consolidated financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

  PROPERTY AND EQUIPMENT
    Property and equipment items are recorded at cost and are being depreciated using straight-line methods over an estimated useful life of three years.

  GOODWILL
    Goodwill will be amortized on a straight-line basis over forty years, the estimated expected useful life of the asset.

NOTE 2 - ACQUISITION OF SUBSIDIARY:

    On May 23, 1996, the Company acquired all of the outstanding stock of Interpac International, Inc., consisting of 12,049,500 shares of class A, $0.001 par value, common stock, solely in exchange for an equivalent amount of class A, no par value, common stock of the Company. The transaction has been accounted for as a purchase and constitutes a tax-free reorganization for federal and state income tax purposes. The stock of the Company given in exchange was valued at $0.06 per share for a total value of $722,970 based on the most recent sale of Company stock for cash. The excess of this value over the net book value of the assets of the subsidiary, net of all liabilities at the time of acquisition has been reported in these financial statements as goodwill in the amount of $660,414.

              AMERICAN NATURAL FOODS MARKETING, INC. AND SUBSIDIARY
                          (A DEVELOPMENT STAGE COMPANY)

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                               SEPTEMBER 30, 1996


NOTE 2 - ACQUISITION OF SUBSIDIARY, CONTINUED:

      Interpac International, Inc. is a Nevada corporation, organized on November 14, 1995 to process certain varieties of seafood produced in Southeast Asia using available land based facilities and sea-going vessels and sell its product in the Japanese, US and European markets. The planned principle operations of the subsidiary have not yet commenced. The subsidiary is currently devoting substantially all of its efforts to raising capital, negotiating acquatic infrastructure operating and maintenance agreements with the governments of China, Vietnam and the Phillipine Islands and investigating the feasibility of onboard ship processing. To that end, the subsidiary has engaged consultants and incurred significant consulting fees and travel expenses.

      The consolidated statement of operations includes the operations of Interpac International, Inc. for the period beginning with the date of purchase through September 30, 1996. The following condensed pro forma information assumes the acquisition had occurred on January 1, 1996:

            Net sales                                                  $0
                                                                 --------
                                                                 --------
            Loss before provision for income tax benefit         $107,232
                                                                 --------
                                                                 --------

NOTE 3 - OUTSTANDING WARRANTS:

    The Company has issued warrants in connection with the sale of its stock.
      Each warrant is immediately exercisable for one share of class A common stock at an exercise price of $1.00 per share. The warrants are exercisable for a term of three years beginning with the date of issuance. As of September 30, 1996, there are 223,500 warrants outstanding which are due to expire over the period beginning July 1, 1997 and ending May 22, 1999.

NOTE 4 - LONG-TERM DEBT:

    Long-term debt consists of a note payable to ICE America, Inc. that is due in full on or before September 9, 1998 together with interest at 7% per anum, compounded annually. The note was issued September 9, 1996 and is unsecured. The note may be converted to 5,000 shares of class A common stock at a conversion price of $5 per share.

              AMERICAN NATURAL FOODS MARKETING, INC. AND SUBSIDIARY
                          (A DEVELOPMENT STAGE COMPANY)

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                               SEPTEMBER 30, 1996


NOTE 5 - DEFERRED INCOME TAXES:

    The provision (benefit) for income taxes is based on transactions included in the determination of pre-tax accounting income or loss, including appropriate provision (benefit) for deferred income taxes. Deferred tax liabilities and assets are recognized for the expected future tax consequences of events that have been included in the financial statements or tax returns. Deferred income tax assets and liabilities are computed annually for differences between the financial statement and tax bases of assets and liabilities that will result in taxable or deductible amounts in the future based on enacted tax laws and rates applicable to the periods in which the differences are expected to affect taxable income. Valuation allowances are established when necessary to reduce deferred tax assets to the amount expected to be realized.

      The net deferred tax assets in the accompanying balance sheet at September 30, 1996 consist of the following:

            Deferred tax assets:
              Net operating loss carryovers                      $41,130
              Valuation allowance for deferred tax assets           -
                                                                 -------
                Net deferred tax assets                          $41,130
                                                                 -------
                                                                 -------
      The components of the provision (benefit) for income taxes for the nine months ended September 30, 1996 are as follows:

            Federal:
              Current                                            $  -
              Deferred                                            23,770
                                                                 -------
                                                                 $23,770
                                                                 -------
                                                                 -------

            State and local:
              Current                                            $  -
              Deferred                                             4,930
                                                                 -------
                                                                 $ 4,930
                                                                 -------
                                                                 -------
                Provision (benefit) for income taxes - deferred   28,700
                                                                 -------
                                                                 -------

      As of September 30, 1996, the Company had net operating loss carryovers of $107,232 available to offset future taxable income, if any. The ownership changes that have occurred to date do not operate to limit the utilization of the net operating loss carryover in future years. In the event of ownership changes aggregating fifty percent or more in any three-year period, the amount of loss carryover that becomes available for utilization in any year may be limited. The tax loss carryover, if not utilized against taxable income, will expire in the year 2012.

              AMERICAN NATURAL FOODS MARKETING, INC. AND SUBSIDIARY
                          (A DEVELOPMENT STAGE COMPANY)

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                               SEPTEMBER 30, 1996


NOTE 6 - PER SHARE DATA:

    Primary loss per share is based solely on the weighted average of the 12,299,478 shares of common stock that are currently outstanding. Outstanding warrants that are convertible to 1,488,500 shares of common stock have not been included as the effects are anti-dilutive.

    The per share data reported in the income statement gives effect to the inclusion of the operations of Interpac International, Inc. for the period beginning with the date of purchase through September 30, 1996. The following pro-forma information assumes the acquisition had occurred on January 1, 1996:

            Pro-forma primary net loss per share                 ($0.004)
                                                                 --------
                                                                 --------